Securities and Exchange Commission

Washington, DC 20549

Form 11-K

Annual Report

Pursuant To Section 15(d) Of The

Securities And Exchange Act Of 1934

For The Fiscal Year Ended December 31, 2002

DuPont Specialty Grains, LLC Retirement And Savings Plan

(Full title of plan)

E. I. DU PONT DE NEMOURS AND COMPANY

1007 Market Street

Wilmington, Delaware 19898

(Name And Address Of Principal Executive Office Of Issuer)

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrative Committee formed under the DuPont Specialty Grains, LLC Retirement and Savings Plan has duly caused the Annual Report to be signed by the undersigned hereunto duly authorized.

DUPONT SPECIALTY GRAINS, LLC RETIREMENT AND SAVINGS PLAN Dated: June 27, 2003

By:	/s/ M. REGINA LEE
M. Regina Lee Global Director—People Managing Processes Global Services

DuPont Specialty Grains, LLC

Retirement and Savings Plan

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Auditors

To the Administrator and Participants

of the DuPont Specialty Grains, LLC

Retirement and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the DuPont Specialty Grains, LLC Retirement and Savings Plan (the “Plan”) at December 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    PRICEWATERHOUSECOOPERS LLP

Philadelphia, Pennsylvania

June 25, 2002

DuPont Specialty Grains, LLC

Retirement and Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Investments:
Mutual funds	$3,998,661	$5,569,198
Plan interest in DuPont and Related Companies
Defined Contribution Plan Master Trust	2,393,746	2,524,156
Company stock funds	645,329	781,129
Common/collective trust funds	705,389	1,263,403
Participant loans	44,740	126,446

Total investments	7,787,865	10,264,332

Receivables:
Participants’ contributions	—	27,947
Employer’s contributions	—	8,564
Investment income	6,712	6,573
Investment securities sold	—	—

Total receivables	6,712	43,084

Net assets available for benefits	$7,794,577	$10,307,416

The accompanying notes are an integral part of these financial statements.

DuPont Specialty Grains, LLC

Retirement and Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2002 and 2001

	2002	2001
Additions:
Investment income:
Net depreciation in fair value of investments	$(1,396,885)	$(1,146,964)
Interest and dividend income	181,715	174,232

	(1,215,170)	(972,732)

Contributions:
Participant	—	621,536
Employer	—	192,145

	—	813,681

Total additions	(1,215,170)	(159,051)

Deductions:
Benefits paid to participants	1,297,669	442,644

Net decrease	(2,512,839)	(601,695)

Net assets available for benefits:
Beginning of year	10,307,416	10,909,111

End of year	$7,794,577	$10,307,416

The accompanying notes are an integral part of these financial statements.

DuPont Specialty Grains, LLC

Retirement and Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001

1.	Description of the Plan

The following description of the DuPont Specialty Grains, LLC Retirement and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of DuPont Specialty Grains, LLC (the “Company”), a wholly-owned subsidiary of E. I. du Pont de Nemours and Company (“DuPont”). The Plan was established on January 1, 1998. The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code (“IRC”).

The designated trustee of the Plan is Merrill Lynch Trust Company of America (“Merrill Lynch”).

Contributions

Effective January 1, 2002, the Plan was frozen. Accordingly, all participants of the Plan became participants of the Savings and Investment Plan of DuPont. All contributions made on or after that date are invested in the Savings and Investment Plan of DuPont with no further contributions made directly to the Plan.

For the plan year ended December 31, 2001, participants authorized payroll deductions which were contributed to the Plan and credited to their individual accounts. Participant contributions were limited to a maximum of 16% of a participant’s earnings, as defined. Participants may also contribute amounts representing rollovers from other qualified retirement plans.

The Company made matching contributions in the amount of 50% of all participant contributions up to 6% of the participant’s earnings, as defined. Company contributions were invested in accordance with the participant’s investment elections.

The Company could also make a discretionary monthly profit sharing contribution to participants in an amount equal to 6% of a participant’s earnings, as defined. There were no discretionary profit sharing contributions for the years ended December 31, 2002 and 2001.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Allocations are based on account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

DuPont Specialty Grains, LLC

Retirement and Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001

Eligibility and Vesting

Employees are eligible to participate in the plan on the first day of the month following the date on which they have completed at least 1,000 hours of service in a consecutive twelve-month period and are qualified employees, as defined. Participants are 100% vested in their contributions. Participants are 100% vested in all of their accounts, including Company contributions and profit sharing contributions, if they retire from DuPont Specialty Grains, LLC after reaching age 65 or if their employment terminates because of death or disability. If participants leave DuPont Specialty Grains, LLC under any other circumstances, they are entitled to the vested percentage of their Company contributions, profit sharing contributions and earnings on those contributions as follows:

Years of Service	Vested Percent
1 – 2	20%
2 – 3	40%
3 – 4	60%
4 – 5	80%
5 or more	100%

Participant Loans

Participants may borrow from their accounts, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms shall not exceed 5 years, unless the loan is for the purchase of a primary residence, then it shall not exceed 10 years. The loans are collateralized by the balance in the participant’s account and bear interest at the average rate for secured personal loans in effect at five banks on the last working day of the month preceding the date on which the loan application was made. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

A participant may make three withdrawals in a calendar year, withdrawing all or a portion of his or her account balance, except the portion attributable to pre-tax contributions allocated to the participant’s loan account. If a participant is under age 59 ½, a withdrawal may be made from the participant’s pre-tax contributions and earnings account without penalty only if a financial hardship is demonstrated.

If a participant’s employment terminates due to the participant’s death, total and permanent disability, retirement or separation from service, the participant or the participant’s beneficiary is entitled to receive the vested balance of the participant’s accounts in a single lump-sum distribution.

DuPont Specialty Grains, LLC

Retirement and Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001

Administrative Expenses

Reasonable expenses of administering the Plan, at the election of the Company, may be paid by the Plan. For the years ended December 31, 2002 and 2001, the Company paid all administrative expenses of the Plan, including audit fees. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments shall be included in the cost of such securities or investments or deducted from the sales proceeds.

Forfeited Accounts

At December 31, 2002 and 2001, forfeited nonvested accounts totaled $18,947 and $12,707, respectively. These accounts can be used to reduce future employer contributions. Forfeitures of $0 and $14,882 were used to offset Company contributions during the years ended December 31, 2002 and 2001, respectively.

2.	Significant Accounting Policies

The following accounting policies, which conform to accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements.

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The investments of the Plan are carried at fair value, except for the Plan’s interest in the DuPont and Related Companies Defined Contribution Plan Master Trust (“Master Trust”). The Plan’s interest in the Master Trust relating to investment contracts is based upon its beginning value plus actual contributions and allocated investment income less actual distributions (see Note 3). The Master Trust’s investment contracts are fully benefit responsive and thus, are stated at contract value. Shares of registered investment companies (mutual funds) are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Shares of common and collective trust funds are valued at net unit value as determined by the trustee at year-end. The Company stock funds are valued at their year-end unit closing price (defined as the year-end market price of common stock plus the uninvested cash position). Participant loans and short-term investments are valued at cost, which approximates fair value.

Dividend income is recorded on the ex-dividend date and interest income is accrued when earned. Realized gains and losses on the sale of the Company Stock Fund securities are based on average cost on the securities sold. Purchases and sales of investments are recorded on a trade-date basis. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

DuPont Specialty Grains, LLC

Retirement and Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.	DuPont and Related Companies Defined Contribution Plan Master Trust

On April 1, 1999, the Company and certain affiliates (“employers”) entered into a Master Trust Agreement with Merrill Lynch (“Trustee”) to establish a master trust to allow participants from affiliated plans to invest in a Stable Value Fund and three different Asset Allocation Funds: the Conservative, Moderate, and Aggressive portfolios. Prior to April 1, 1999, the Stable Value Fund and Asset Allocation Funds were separate investment options of the Plan. To participate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust Agreement are required to make monthly payments to the Trustee of designated portions of employees’ savings and other contributions by the affiliate. Investment income relating to the Master Trust is allocated proportionately by investment fund to the plans within the Master Trust based on the plan’s interest to the total fair value of the Master Trust investment funds.

The Stable Value Fund is invested in guaranteed investment contracts, separate account portfolios, synthetic guaranteed investment contracts and money market funds. The crediting interest rates on investment contracts ranged from 5.10% to 7.10% for the year ended December 31, 2002 and from 5.02% to 7.24% for the year ended December 31, 2001. The blended rate of return was 5.99% in 2002 and 6.39% in 2001.

The crediting rates for certain investment contracts are reset annually and are based on the market value of the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value, current yield-to-maturity, duration (i.e., weighted average life) and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher with respect to determining interest rate resets.

A synthetic guaranteed investment contract provides for a guaranteed return on principle over a specified period of time through the use of underlying assets and a benefit responsive wrapper contract issued by a third party. Included in the contract value of synthetic guaranteed investment contracts is $(240,684,040) and $(122,037,312) at December 31, 2002 and 2001, respectively, attributable to wrapper contract providers representing the amounts by which the value of contracts is less than the value of the underlying assets.

DuPont Specialty Grains, LLC

Retirement and Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001

Total Assets of the Master Trust include:

	December 31,
	2002	2001

Investment Contracts	$5,480,360,857	$5,294,842,052
Common/Collective Trust Funds	18,070,148	20,450,633
Money Market Funds and Cash	43,449,992	26,733,694

Total	$5,541,880,997	$5,342,026,379

The Plan’s undivided interest in the Master Trust was .043% and .047% as of December 31, 2002 and 2001, respectively.

Investments of the Master Trust that represent more than 5% of the assets of the Master Trust were as follows:

	December 31,
	2002	2001
Investment Contracts:
Connecticut General Life Ins.	$468,288,144	$439,624,619
Aetna Life and Annuity	—	519,942,538
ING Life Insurance & Annuity Co. (14522-440)	552,881,406	—
Deutsche Bank (DUP-1)	—	519,076,651
State Street Bank & Trust (102001)	553,310,588	—
State Street Bank & Trust (102061)	359,489,495	—
Morgan Guaranty Trust Co of NY (95-04)	552,389,520	519,142,395
Morgan Guaranty Trust Co of NY (ADUPONT03)	359,489,495	528,060,590
Union Bank of Switzerland	552,578,186	518,377,156
Principal Life	—	296,750,377
Monumental Life Insurance Co.	546,500,060	516,903,184

At December 31, 2002, the total assets of the Master Trust of $5,541,880,997 included participant investments in the Stable Value Fund of $5,508,790,124 and $33,090,873 in the Conservative, Moderate and Aggressive Allocation Funds. At December 31, 2001, the total assets of the Master Trust of $5,342,026,379 included participant investments in the Stable Value Fund of $5,305,008,040 and $37,018,339 in the Conservative, Moderate and Aggressive Allocation Funds.

DuPont Specialty Grains, LLC

Retirement and Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001

Total investment income of the Master Trust for the years ended December 31, 2002 and 2001 was $340,914,810 and $341,975,725, respectively.

Accounting for Derivatives

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

SFAS No. 133 was effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan adopted SFAS No. 133 effective January 1, 2001. There was an inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on “Audits of Employee Benefit Plans” and Statement of Position 94-4, “Reporting of Investment Contracts Held by Health and Welfare Benefits Plans and Defined Contribution Pension Plans,” requiring benefit responsive investment contracts (including synthetic guaranteed investment contracts) to be measured at contract value. This inconsistency has been tentatively resolved by the Financial Accounting Standards Board. The tentative guidance provides that contracts accounted for under SOP 94-4 are not subject to the requirements of SFAS 133. Therefore, the Master Trust continues to account for synthetic guaranteed investment contracts at contract value. Accordingly, the adoption of SFAS 133 did not have a material impact on the financial statements.

The carrying value of Synthetic Guaranteed Investment contracts held by the Master Trust is $3,710,590,717 and $3,858,061,618 at December 31, 2002 and 2001, respectively.

4.	Investments

Investments that represent more than 5% of the net assets available for benefits as of December 31, 2002 and 2001 were as follows:

	2002	2001
DuPont Company Stock Fund	$634,085	$752,985
Franklin Balanced Sheet	410,325	—
Janus Mercury Fund	—	584,515
Merrill Lynch Equity Index Trust Tier 6	454,938	850,487
Fidelity Low Priced Stock	654,546	642,824
Plan interest in DuPont and Related Companies
Defined Contribution Plan Master Trust	2,393,746	2,524,156

DuPont Specialty Grains, LLC

Retirement and Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001

During the years ended December 31, 2002 and 2001, the Plan’s investments depreciated (including realized gains and losses) in value as follows:

	2002	2001
Company stock funds	$(3,597)	$(93,484)
Mutual funds	(1,122,807)	(993,099)
Common/collective trust funds	(198,228)	(135,874)
Master Trust	(72,253)	75,493

Net depreciation	$(1,396,885)	$(1,146,964)

5.	ConocoPhillips Common Stock Fund

On September 28, 1998, DuPont announced that the Board of Directors had approved a plan to divest DuPont’s 100 percent-owned petroleum business, Conoco, Inc. On August 6, 1999, DuPont completed the planned divestiture through a tax-free split-off. DuPont exchanged its shares of Conoco, Inc. Class B common stock for shares of DuPont common stock. Plan participants had the option to exchange shares of DuPont Company stock, which were held in their participant accounts in the DuPont Common Stock Fund. For each share of DuPont common stock exchanged, the participant received an appropriate number of shares of Conoco Class B common stock. Accordingly, the Conoco Class B Stock Fund was created as an investment fund of the Plan. No additional shares of Conoco Class B common stock may be purchased by Plan participants through payroll deductions, fund transfers, or the reinvestment of dividends. Dividends earned on Conoco Class B common stock are distributed pro rata to the investment options in participants’ accounts based upon their current investment elections. The balance of the Conoco Stock Fund was $11,244 and $28,144 at December 31, 2002 and 2001, respectively. In 2002 Conoco, Inc. merged with Phillips Petroleum Company to form ConocoPhillips. In November 2002, outstanding shares of Conoco Class B Common Stock were exchanged for shares of the newly created ConocoPhillips common stock. Accordingly, the Plan recorded a transfer from the Conoco Class B Stock Fund to the ConocoPhillips Stock Fund.

6.	Tax Status

The Plan is currently in the process of applying for a tax determination letter from the Internal Revenue Service. The Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in accordance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.

7.	Related Party Transactions

Certain Plan investments are shares of mutual funds and units of common/collective trust funds managed by Merrill Lynch, the Trustee. In addition, the Plan offers the DuPont Company Stock Fund investment option. The Master Trust is managed by DuPont Capital Management, a wholly-owned subsidiary of DuPont, and the Trustee. Transactions in these investments qualify as party-in-interest

DuPont Specialty Grains, LLC

Retirement and Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001

transactions which are exempt from the prohibited transaction rules of ERISA.

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in the employer contributions.

Schedule I

DuPont Specialty Grains, LLC

Retirement and Savings Plan

Schedule of Assets (Held at End of Year)

Form 5500, Schedule H, Part IV

As of December 31, 2002

	Identity of Issue	Description of Investment	Current Value
	AIM Equity Constellation Fund	Registered Investment Company	$207,004
	AIM Value Fund	Registered Investment Company	169,024
	Fidelity Equity Income Fund	Registered Investment Company	257,405
	Fidelity Fund PV1	Registered Investment Company	70,923
	Fidelity Growth & Income Fund Class A	Registered Investment Company	388,977
	Fidelity Low Priced Stock	Registered Investment Company	654,546
	Fidelity Magellan Fund	Registered Investment Company	215,213
	Franklin Balance Sheet	Registered Investment Company	410,325
	Franklin Custom Fund Income Growth	Registered Investment Company	89,278
	Franklin Small Capital Growth Fund Class I	Registered Investment Company	243,344
	Janus Enterprise Fund	Registered Investment Company	121,580
	Janus Mercury Fund	Registered Investment Company	283,667
	Mercury Global Holdings Fund Class I	Registered Investment Company	27,201
	Mercury HW International Value Fund Class I	Registered Investment Company	78,720
*	Merrill Lynch Balanced Capital Fund Class A	Registered Investment Company	28,295
*	Merrill Lynch Basic Value Fund Class A	Registered Investment Company	112,873
*	Merrill Lynch Growth Fund Class A	Registered Investment Company	117,665
	MFS Total Return Fund	Registered Investment Company	141,819
	MFS Research Fund	Registered Investment Company	48,409
	Templeton Foreign Fund	Registered Investment Company	142,517
	Templeton Growth Fund	Registered Investment Company	189,876
	Barclays 3-Way	Common/Collective Trusts	150,683
*	Merrill Lynch SM Capital Index CT Tier 2	Common/Collective Trusts	72,189
*	Merrill Lynch Equity Index Trust Tier 6	Common/Collective Trusts	454,938
*	Merrill Lynch International Index CT Tier 2	Common/Collective Trusts	27,579
	ConocoPhillips Stock Fund	Company Stock Fund	11,244
*	DuPont Stock Fund	Company Stock Fund	634,085
	Plan interest in the DuPont and Related
	Companies Defined Contribution Plan
	Master Trust (“Master Trust”)	Master Trust	2,393,746
*	Participant loans	8.5% to 9.0%	44,740

			7,787,865

*	Party-in-interest